FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2015

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc Announces an Offer to Purchase for Cash Any and All of Certain Outstanding Non-Cumulative Trust Preferred Securities of Abbey National Capital Trust I

May 28, 2015

Santander UK plc (formerly known as Abbey National plc) (the "Company") announces an offer (the "Offer") to holders of 8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust I (the "Securities") to purchase for cash any and all such Securities for the tender offer consideration (the "Tender Offer Consideration") set forth in the table below. The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated May 28, 2015 (the "Offer to Purchase").

Title of Security	ISIN/CUSIP Numbers	Aggregate Liquidation Preference Outstanding	Tender Offer Consideration Per US$1,000 Liquidation Preference(1)
8.963% Non-Cumulative Trust Preferred Securities issued by Abbey National Capital Trust I	US002927AA95/ 002927AA9	US$181,912,000	US$1,350
________________ (1) Does not include accrued but unpaid distributions, which will be paid in addition to the Tender Offer Consideration.

The following is a brief summary of certain terms of the Offer:

•	Expiration Date: 5:00 p.m., New York City time, on June 8, 2015, unless extended or earlier terminated.
•	Tender Offer Consideration: US$1,350 per each US$1,000 liquidation preference of Securities that are validly tendered and not validly withdrawn, and accepted for purchase by the Company pursuant to the terms in the Offer to Purchase.
•	Purpose of the Offer: The Offer, to the extent accepted, will enable the Company to optimize its regulatory capital structure in line with the evolving regulatory environment.
•	Accrued and Unpaid Distributions: Holders who validly tender and do not validly withdraw their Securities and whose Securities are accepted for purchase in the Offer will also be paid a cash amount in US dollars equal to the accrued and unpaid distributions of the Securities from, and including, the immediately preceding distribution date, up to, but excluding, the Settlement Date, payable on the Settlement Date.
•	Withdrawal Rights: Tendered Securities may be withdrawn any time prior to 5:00 p.m., New York City time, on June 8, 2015, unless extended or earlier terminated, but not thereafter, by Holders submitting a valid electronic withdrawal instruction as described in the Offer to Purchase.
•	Settlement Date for Offer: The Settlement Date will occur promptly after the Expiration Date. Assuming the Offer is not extended or earlier terminated, it is expected that the Settlement Date will be June 11, 2015.
•	Conditions to the Offer: Consummation of the Offer is conditioned upon the satisfaction or, where applicable, waiver of the conditions described in the Offer to Purchase.

Concurrently with the Offer, the Company is inviting qualifying holders of certain of its other securities to offer to sell such securities to the Company. Such invitations are only open to any holder of such securities that can make certain representations, including that it is not located in the United States and it is not participating from the United States or it is acting on a non-discretionary basis for a principal that is located outside the United States and that is not giving an order to participate from the United States. Holders that hold any such securities that cannot make the required representations may not offer to sell them pursuant to such invitation or tender any securities thereby.

For additional information regarding the terms of the Offer, please contact the Dealer Managers at Barclays at +1-800-438-3242 (toll-free) or +1-212-528-7581 (collect), BofA Merrill Lynch at +1-888-292-0070 (toll-free) or +1-980-683-3215 (collect), Morgan Stanley at +1-800-624-1808 (toll-free) or +1-212-761-1057 (collect), Santander at +1-855-404-3636 (toll-free) or +1-212-940-1442 (collect) and UBS at +1-888-719-4210 (toll-free) or +1-203-719-4210 (collect). Requests for documents and questions regarding the tendering of Securities may be directed to Lucid Issuer Services Limited at +44 207 704 0880 or santander@lucid-is.com. The Offer to Purchase and other documents relating to the tender of the Securities may be obtained by Holders at the following web address, or by contacting the Dealer Managers or Lucid Issuer Services Limited:

http://library.lucid-is.com/23478324 (Password: kXU5cvw2)

Disclaimer

This announcement does not constitute an invitation to participate in the offer in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities, blue sky or other laws. Nothing in this announcement constitutes an offer to buy or the solicitation of an offer to sell securities in:

(i)	the United Kingdom (other than to investment professionals as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), or to persons within Article 43(2) of the Order, including existing members and creditors of the Company and any other persons to whom this electronic transmission can be lawfully communicated in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply);
(ii)	the Republic of France (other than to providers of investment services relating to third party portfolio management and qualified investors (investisseurs qualifiés) all as defined in, and in accordance with, articles L.411-1, L.411-2, D.441-1 to D.441-3, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier);
(iii)	Belgium (other than "qualified investors" in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended or replaced from time to time), acting on their own account); or
(iv)	any other jurisdiction in which such offer or solicitation would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 28 May 2015	By / s / Jessica Petrie
(Authorized Signatory)